SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2022

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1	2023 FY Q1 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Mr Maloy Kumar Gupta
Name:	Mr Maloy Kumar Gupta
Title:	Company Secretary

Dated: July 29, 2022

Jaguar Land Rover Automotive plc Interim Report
For the three-month period ended
30 June 2022
Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 2 to the accounts defines a series of alternative performance measures some of which are stated below, along with certain abbreviations.

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings.

Q1 FY23	3 months ended 30 June 2022

Q1 FY22	3 months ended 30 June 2021

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Despite strong demand and a record order book, sales continued to be constrained by the global chip shortage, compounded by the new Range Rover Sport ramp up and the impact of Covid lockdowns in China, leading to a loss for the quarter.

Market environment and business developments

•	Semiconductor supply continued to restrict production in the quarter

•

The ramp up of New Range Rover and Range Rover Sport production was slower than expected due to the timing of the run out of the prior Range Rover Sport and the two new being on an all-new platform (MLA) produced in a new facility in Solihull

•	Covid lock downs in China impacted on production in our China Joint Venture, global parts supply from China and also led to some temporary restrictions on some dealers opening in the market

•

Inflation remains at elevated levels, exacerbated by the Ukraine conflict and post Covid supply disruption, while central banks are responding globally with increases in interest rates Demand for our products, particularly Range Rover, Range Rover Sport and Defender, remains strong with an order book of 200,000 units

•

Financial performance is expected to improve significantly over the year with chip supply expected to improve through enhanced supplier engagement including long term partnership agreements, as well as ramping up New Range Rover and Range Rover Sport production

Revenue and profits

•

Revenue was £4.4 billion in Q1 FY23, down 11.3% from Q1 FY22 reflecting the impact of semiconductor production constraints and a weaker mix as volumes of Range Rover & Range Rover Sport were reduced due to the ramp up in production

•	Adjusted EBITDA[1] was £279 million in Q1 FY23, down from £449 million on Q1 FY22

•	Adjusted EBITDA[1] margin was 6.3% in Q1 FY23, down from 9.0% in Q1 FY22

•	Adjusted EBIT[1] was £(196) million in Q1 FY23, down from £(46) million on Q1 FY22

•	Loss after tax was £(482) million (including tax charge of £(113) million) for Q1 FY23, down from £(286) million in Q1 FY22 (including a tax charge of £(176) million)

•	Free cash flow[1] in the quarter was £(769) million compared to £(996) million in Q1 FY22

•

The loss before tax in the quarter was £(524) million before a £155m favourable pension related exceptional item[1], compared to a loss of £(110) million in Q1 FY22. The year-on-year decline primarily reflects the following factors:

•	£(300) million unfavourable volume and mix offset by £126 million net pricing improvements

•	£(165) million increase in material and manufacturing costs, which includes £(161) million relating to inflation on commodity prices, other material costs and energy prices

•	£59 million improvement in structural costs primarily attributable to non-recurrence of one-off items in Q1 FY22

•	£(134) million for FX and commodities, including £(236) million related to FX and commodity rate related revaluation

[1]	Please see note 2 of the financial statements for alternative performance measures

Cash flow

•	Free cashflow[2] turned negative in the quarter to £(769) million, primarily reflecting £(616) million of unfavourable working capital movements

•	Working capital movements in the quarter were £(616) million with £(358) million driven by increasing inventory as the level of goods in transit to markets increased

•	Investment spending of £(489) million in the quarter includes £(349) million spending, of which 25% was capitalised, and £(140) million of capital investments

[2]	Please see note 2 of the financial statements for alternative performance measures

Sales volumes

Sales volumes were constrained by production levels in the quarter driven by the global chip shortage, compounded by the New Range Rover and Range Rover Sport ramp up and the impact of Covid lockdowns in China.

Retail sales3 in Q1 FY23 were 78,825 units, broadly flat (183 units lower) compared with the last quarter ended 31 March 2022 and down 37% (46k units) from the same quarter a year ago ended 30 June 2021.

Wholesale volumes3 in Q1 FY23 were 71,815 units (excluding our China Joint Venture), down 6% compared to the last quarter ended 31 March 2022 and down 20% compared to the same quarter a year ago ended 30 June 2021.

[3]	Please see note 2 of the financial statements for alternative performance measures

Funding and liquidity

Total cash and cash equivalents, deposits and investments at 30 June 2022 were £3.7 billion (comprising £3.4 billion of cash and cash equivalents and £0.3 billion of short-term deposits and other investments). The cash and financial deposits include an amount of £384 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions may be subject to impediments to remitting cash to the UK other than through annual dividends.

The £1.5 billion forward start revolving facility maturing in March 2024 became effective on 04 July 2022 and is undrawn. This facility replaces the £2.015 billion revolving credit facility which was cancelled ahead of its scheduled maturity on 28 July 2022.

The following table shows details of the Company’s financing arrangements:

£ millions	Facility amount	Amount outstanding	Undrawn amount
£400m 3.875% Senior Notes due Mar 2023	400	400	—
$500m 5.625% Senior Notes due Feb 2023	412	412	—
$700m 7.750% Senior Notes due Oct 2025	577	577	—
$500m 4.500% Senior Notes due Oct 2027	412	412	—
$650m 5.875% Senior Notes due Jan 2028	535	535	—
€650m 2.200% Senior Notes due Jan 2024	559	559	—
€500m 5.875% Senior Notes due Nov 2024	430	430	—
€500m 6.875% Senior Notes due Nov 2026	430	430	—
€500m 4.500% Senior Notes due Jul 2028	430	430	—
$500m 5.500% Senior Notes due Jul 2029	412	412	—
€500m 4.500% Senior Notes due Jan 2026	430	430	—
$800m Syndicated Loan due Jan 2025	657	657	—
$200m Syndicated Loan due Oct 2022	164	164	—
China RMB 5,000m revolving facility due Jun 2023[1]	615	615	—
UKEF amortising loan due Oct 2024	292	292	—
UKEF amortising loan due Dec 2026	563	563	—

Subtotal	7,318	7,318	—

Finance lease obligations[2]	666	666	—
Other[3]	35	35	—
Prepaid costs	(33)	(33)	—
Fair value adjustments[4]	(90)	(90)	—

Total	7,897	7,897	—

Undrawn RCF (available from 04 July 2022)	1,500	—	1,500

Total including RCF	9,397	7,897	1,500

[1]	The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review in June each year
[2]	Lease obligations accounted for as debt under IFRS 16
[3]	Primarily an advance as part of a sale and leaseback transaction
[4]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, particularly those risks relating to continuing supply shortages of semiconductors, and those discussed on pages 36-39 of the Annual Report 2021/22 of the Group (available at www.jaguarlandrover.com/annual-report-2022) along with mitigating factors. The principal risks discussed in the Group’s Annual Report FY22 are competitive business efficiency, environmental regulations and compliance, supply chain disruptions, global economic and geopolitical environment, distribution channels/retailer performance, IT systems and security, manufacturing operations, brand positioning, rapid technology change and human capital.

Acquisitions and disposals

There were no material acquisitions or disposals in Q1 FY23.

Off-balance sheet financial arrangements

At 30 June 2022, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £354 million equivalent of receivables under a $499.975 million invoice discounting facility signed in March 2021.

Personnel

At 30 June 2022, Jaguar Land Rover employed 37,020 people worldwide, including agency personnel, compared to 35,472 at 30 June 2021.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed

Natarajan Chandrasekaran	Chairman and Director	2017

Thierry Bolloré	Chief Executive Officer and Director	2020

Prof Sir Ralf D Speth*	Vice Chairman and Director	2020

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

Charles Nichols	Director	2022

Al-Noor Ramji	Director	2022

*	Previously appointed as CEO and Director in 2010 and subsequently Vice Chairman and Director in 2020

Andrew M. Robb and Nasser Mukhtar Munjee resigned as directors during the quarter ended 30 June 2022.

Condensed Consolidated Income Statement

		Three months ended
£ millions	Note	30 June 2022	30 June 2021
Revenue	3	4,406	4,966
Material and other cost of sales		(2,762)	(3,149)
Employee costs	4	(570)	(592)
Other expenses	9	(1,009)	(986)
Exceptional items	4	155	—
Engineering costs capitalised	5	90	132
Other income	6	52	53
Depreciation and amortisation		(477)	(485)
Foreign exchange and fair value adjustments	7	(149)	39
Finance income	8	7	2
Finance expense (net)	8	(114)	(80)
Share of profit/(loss) of equity accounted investments		2	(10)

Loss before tax		(369)	(110)

Income tax expense	14	(113)	(176)

Loss for the period		(482)	(286)

Attributable to:
Owners of the Company		(482)	(284)
Non-controlling interests		—	(2)

The notes on pages 13 to 31 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended
£ millions	30 June 2022	30 June 2021
Loss for the period	(482)	(286)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	379	(71)
Income tax related to items that will not be reclassified	(95)	102

	284	31

Items that may be reclassified subsequently to profit or loss:
Loss on cash flow hedges (net)	(651)	(59)
Currency translation differences	18	8
Income tax related to items that may be reclassified	161	3

	(472)	(48)

Other comprehensive expense net of tax	(188)	(17)

Total comprehensive expense attributable to shareholder	(670)	(303)

Attributable to:
Owners of the Company	(670)	(301)
Non-controlling interests	—	(2)

The notes on pages 13 to 31 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 June 2022	31 March 2022	30 June 2021
Non-current assets
Investments in equity accounted investees		330	321	307
Other non-current investments		32	30	24
Other financial assets	11	229	185	278
Property, plant and equipment	15	6,233	6,253	6,364
Intangible assets	15	4,731	4,866	5,297
Right-of-use assets		625	568	612
Pension asset	23	987	434	—
Other non-current assets	13	53	35	51
Deferred tax assets		339	336	360

Total non-current assets		13,559	13,028	13,293

Current assets
Cash and cash equivalents		3,411	4,223	3,040
Short-term deposits and other investments		280	175	680
Trade receivables		836	722	606
Other financial assets	11	358	394	512
Inventories	12	3,131	2,781	2,754
Other current assets	13	525	493	405
Current tax assets		51	20	100
Assets classified as held for sale		28	4	31

Total current assets		8,620	8,812	8,128

Total assets		22,179	21,840	21,421

Current liabilities
Accounts payable		5,291	5,144	4,814
Short-term borrowings	19	1,839	1,779	1,178
Other financial liabilities	16	1,103	870	717
Provisions	17	964	989	1,218
Other current liabilities	18	691	674	550
Current tax liabilities		88	116	102
Liabilities directly associated with assets classified as held for sale		—	—	26

Total current liabilities		9,976	9,572	8,605

Non-current liabilities
Long-term borrowings	19	5,392	5,248	4,968
Other financial liabilities	16	1,325	871	678
Provisions	17	1,100	1,112	1,175
Retirement benefit obligation	23	26	25	445
Other non-current liabilities	18	397	404	449
Deferred tax liabilities		102	105	119

Total non-current liabilities		8,342	7,765	7,834

Total liabilities		18,318	17,337	16,439

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	21	2,193	2,835	3,307

Equity attributable to shareholders		3,861	4,503	4,975

Non-controlling interests		—	—	7

Total equity		3,861	4,503	4,982

Total liabilities and equity		22,179	21,840	21,421

The notes on pages 13 to 31 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 28 July 2022.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2022	1,501	167	2,835	4,503
Loss for the period	—	—	(482)	(482)
Other comprehensive expense for the period	—	—	(188)	(188)

Total comprehensive expense	—	—	(670)	(670)

Amounts removed from hedge reserve and recognised in inventory	—	—	35	35
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(7)	(7)

Balance at 30 June 2022	1,501	167	2,193	3,861

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2021	1,501	167	3,586	5,254	9	5,263
Loss for the period	—	—	(284)	(284)	(2)	(286)
Other comprehensive expense for the year	—	—	(17)	(17)	—	(17)

Total comprehensive expense	—	—	(301)	(301)	(2)	(303)

Amounts removed from hedge reserve and recognised in inventory	—	—	27	27	—	27
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(5)	(5)	—	(5)

Balance at 30 June 2021	1,501	167	3,307	4,975	7	4,982

The notes on pages 13 to 31 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended
£ millions	Note	30 June 2022	30 June 2021
Cash flows from operating activities
Cash used in operations	26	(334)	(464)
Income tax paid		(101)	(56)

Net cash used in operating activities		(435)	(520)

Cash flows from investing activities
Purchases of other investments		—	(1)
Investment in other restricted deposits		(6)	(1)
Redemption of other restricted deposits		12	8
Movements in other restricted deposits		6	7
Investment in short-term deposits and other investments		(268)	(472)
Redemption of short-term deposits and other investments		180	794
Movements in short-term deposits and other investments		(88)	322
Purchases of property, plant and equipment		(130)	(237)
Purchases of other assets acquired with view to resale		(12)	—
Proceeds from sale of property, plant and equipment		—	3
Net cash outflow relating to intangible asset expenditure		(100)	(145)
Finance income received		6	2
Disposal of subsidiaries (net of cash disposed)		2	—

Net cash used in investing activities		(316)	(49)

Cash flows from financing activities
Finance expenses and fees paid		(100)	(99)
Proceeds from issuance of borrowings		594	607
Repayment of borrowings		(656)	(654)
Payments of lease obligations		(18)	(18)

Net cash used in financing activities		(180)	(164)

Net decrease in cash and cash equivalents		(931)	(733)
Cash and cash equivalents at beginning of period		4,223	3,778
Cash reclassified as held for sale		—	(16)
Effect of foreign exchange on cash and cash equivalents		119	11

Cash and cash equivalents at end of period		3,411	3,040

The notes on pages 13 to 31 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ in accordance with the requirements of UK-adopted international accounting standards. The balance sheet and accompanying notes as at 30 June 2021 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 20.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2022, which were prepared in accordance with UK-adopted international accounting standards.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2022.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended

31 March 2022, as described in those financial statements.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the

Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2022.

Going concern

The Condensed Interim Financial Statements have been prepared on a going concern basis, which the Directors consider appropriate for the reasons set out below.

The Directors have assessed the financial position of the Group as at 30 June 2022, and the projected cash flows of the Group for the twelve-month period from the date of authorisation of the condensed, consolidated interim financial statements (the ‘going concern assessment period’).

The Group had available liquidity of £3.7 billion at 30 June 2022, entirely as cash. Notice to cancel the previous £2.0 billion revolving credit facility was issued on 29 June 2022 with the new £1.5 billion forward start facility becoming available for new drawings on 4 July 2022. Within the going concern assessment period there is a £1 billion minimum quarter-end liquidity covenant attached to the Group’s UKEF loans and forward start RCF facility.

The Group has assessed its projected cash flows over the going concern assessment period. This base case uses most of the same assumptions as the Group’s assessment as at 31 March 2022 including the Group’s expectations of the continued supply chain challenges related to semiconductor shortages and prevailing financial conditions including the impact of inflationary pressures on material costs. The assumptions have been adjusted to reflect the Group’s latest wholesale volume expectations for FY23, and extended to include twelve months from the date of authorisation of these condensed, consolidated interim financial statements.

The base case assumes an increase in wholesale volumes in the going concern assessment period compared to the previous twelve months, and management of supply to maximise production of higher margin products. Continued supplier engagement is expected to bring gradual improvements to supply through the rest of the financial year, although the situation remains uncertain.

Details of the scenarios and assumptions used in the assessment as at 31 March 2022 are set out in note 2 to the consolidated financial statements of the Group’s Annual Report for the year ended 31 March 2022.

The Group has also carried out a reverse stress test against the base case to determine the decline in wholesale volumes over a twelve-month period that would result in a liquidity level that breaches financing covenants. The reverse stress test assumes continued supply constraints resulting in demand that exceeds supply over the twelve-month period and assumes optimisation of supply to maximise production of higher margin products.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Going concern (continued)

In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more than 60% compared to the base case over a twelve-month period. The reverse stress test reflects the variable profit impact of the wholesale volume decline, and assumes all other assumptions are held in line with the base case. It does not reflect other potential upside measures that could be taken in such a reduced volume scenario; nor any new funding other than the £1.5 billion RCF facility which was available for new drawings from 4 July 2022.

The Group does not consider this scenario to be plausible given that the stress test volumes are significantly lower than the volumes achieved during both the peak of the COVID-19 pandemic and the worst quarter of semiconductor shortages. The Group has a strong order bank and is confident that it can significantly exceed reverse stress test volumes.

The Group has considered the impact of severe but plausible downside scenarios and the expected wholesale volumes under each of these scenarios is much higher than under the reverse stress test.

The Directors, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, consider that the Group has adequate financial resources to continue operating throughout the going concern assessment period, meeting its liabilities as they fall due. Accordingly, the Directors continue to adopt the going concern basis in preparing these consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Profit/(loss) before tax and exceptional items	Profit/(loss) before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other investments, and equity or debt investments held at fair value.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Working capital	Changes in assets and liabilities as presented in note 26. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Net debt	Total cash and cash equivalents, deposits and investments less total interest-bearing loans and borrowings.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Exceptional items are defined in note 4.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next page.

Adjusted EBIT and Adjusted EBITDA

		Three months ended
£ millions	Note	30 June 2022	30 June 2021
Adjusted EBITDA		279	449
Depreciation and amortisation		(477)	(485)
Share of profit/(loss) of equity accounted investments		2	(10)

Adjusted EBIT		(196)	(46)

Foreign exchange on debt, derivatives and balance sheet revaluation*	26	(114)	(1)
Unrealised (loss)/gain on commodities	26	(109)	14
Finance income	8	7	2
Finance expense (net)	8	(114)	(80)
Fair value gain on equity investments	26	2	1

Loss before tax and exceptional items		(524)	(110)

Exceptional items	4	155	—

Loss before tax		(369)	(110)

*

FY22 comparatives have been represented to align with the FY23 presentation change to combine foreign exchange on debt, derivatives and balance sheet revaluation into a single line. This has not resulted in any change to reported ‘loss before tax and exceptional items’ or ‘loss before tax’.

Free cash flow

	Three months ended
£ millions	30 June 2022	30 June 2021
Net cash used in operating activities	(435)	(520)
Purchases of property, plant and equipment	(130)	(237)
Net cash outflow relating to intangible asset expenditure	(100)	(145)
Proceeds from sale of property, plant and equipment	—	3
Purchases of other assets acquired with view to resale	(12)	—
Disposal of subsidiaries (net of cash disposed)	2	—
Finance expenses and fees paid	(100)	(99)
Finance income received	6	2

Free cash flow	(769)	(996)

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Total product and other investment

		Three months ended
£ millions	Note	30 June 2022	30 June 2021
Purchases of property, plant and equipment		130	237
Net cash outflow relating to intangible asset expenditure		100	145
Engineering costs expensed	5	259	188
Purchases of other investments		—	1

Total product and other investment		489	571

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Cash and cash equivalents	3,411	4,223	3,040
Short-term deposits and other investments	280	175	680

Total cash and cash equivalents, deposits and investments	3,691	4,398	3,720

Available liquidity

As at (£ millions)	Note	30 June 2022	31 March 2022	30 June 2021
Cash and cash equivalents		3,411	4,223	3,040
Short-term deposits and other investments		280	175	680
Committed undrawn credit facilities*	19	—	2,015	1,978

Available liquidity		3,691	6,413	5,698

*

The £1.5 billion forward start revolving facility maturing in March 2024 became effective on 04 July 2022 and is undrawn. This facility replaces the £2.015 billion revolving credit facility which was cancelled ahead of its scheduled maturity on 28 July 2022.

Net debt

As at (£ millions)	Note	30 June 2022	31 March 2022	30 June 2021
Cash and cash equivalents		3,411	4,223	3,040
Short-term deposits and other investments		280	175	680
Interest-bearing loans and borrowings	19	(7,897)	(7,597)	(6,740)

Net debt		(4,206)	(3,199)	(3,020)

Retails and wholesales

	Three months ended
Units	30 June 2022	30 June 2021
Retail sales	78,825	124,537

Wholesales*	71,815	84,442

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q1 FY23: 10,772 units, Q1 FY22: 12,699 units.

Notes (forming part of the condensed consolidated interim financial statements)

3	Disaggregation of revenue

	Three months ended
£ millions	30 June 2022	30 June 2021
Revenue recognised for sales of vehicles, parts and accessories	4,213	4,674
Revenue recognised for services transferred	74	75
Revenue - other	195	196

Total revenue excluding realised revenue hedges	4,482	4,945

Realised revenue hedges	(76)	21

Total revenue	4,406	4,966

4	Exceptional items

	Three months ended
£ millions	30 June 2022	30 June 2021
Employee costs excluding exceptional items	(570)	(592)
Impact of:
Past service credit	155	—

Including exceptional items	(415)	(592)

The exceptional item recognised in the three months ended 30 June 2022 is comprised of a pension past service credit of £155 million due to a change in inflation index from RPI to CPI. There was no exceptional item recognised in the three months ended 30 June 2021.

5	Engineering costs capitalised

	Three months ended
£ millions	30 June 2022	30 June 2021
Total engineering costs incurred	349	320
Engineering costs expensed	(259)	(188)

Engineering costs capitalised	90	132

Interest capitalised in engineering costs capitalised	5	13
Research and development grants capitalised	(3)	10

Total internally developed intangible additions	92	155

6	Other income

	Three months ended
£ millions	30 June 2022	30 June 2021
Grant income	24	5
Commissions	6	5
Other	22	43

Total other income	52	53

7	Foreign exchange and fair value adjustments

	Three months ended
£ millions	30 June 2022	30 June 2021
Foreign exchange loss and fair value adjustments on loans	(254)	(5)
Foreign exchange gain on economic hedges of loans	148	21
Foreign exchange (loss)/gain on derivatives	(13)	1
Other foreign exchange gain/(loss)	50	(13)
Realised gain on commodities	27	20
Unrealised (loss)/gain on commodities	(109)	14
Fair value gain on equity investments	2	1

Foreign exchange and fair value adjustments	(149)	39

Notes (forming part of the condensed consolidated interim financial statements)

8	Finance income and expense

	Three months ended
£ millions	30 June 2022	30 June 2021
Finance income	7	2

Total finance income	7	2

Interest expense on lease liabilities	(12)	(11)
Total interest expense on financial liabilities measured at amortised cost other than lease liabilities	(101)	(83)
Interest income on derivatives designated as a fair value hedge of financial liabilities	—	2
Unwind of discount on provisions	(8)	—
Interest capitalised	7	12

Total finance expense (net)	(114)	(80)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the three month period ended 30 June 2022 was 5.0% (three month period ended 30 June 2021: 4.6%).

9	Other expenses

	Three months ended
£ millions	30 June 2022	30 June 2021
Stores, spare parts and tools	23	24
Freight cost	152	116
Works, operations and other costs	513	539
Power and fuel	38	21
Product warranty	169	179
Publicity	114	107

Total other expenses	1,009	986

10	Allowances for trade and other receivables

	Three months ended
£ millions	30 June 2022	30 June 2021
At beginning of period	4	6
Charged during the period	1	1

At end of period	5	7

Notes (forming part of the condensed consolidated interim financial statements)

11	Other financial assets

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Non-current
Restricted cash	11	10	9
Derivative financial instruments	149	98	190
Warranty reimbursement and other receivables	56	63	71
Other	13	14	8

Total non-current other financial assets	229	185	278

Current
Restricted cash	7	13	3
Derivative financial instruments	106	185	304
Warranty reimbursement and other receivables	77	72	72
Accrued income	57	39	37
Other	111	85	96

Total current other financial assets	358	394	512

12	Inventories

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Raw materials and consumables	140	135	109
Work-in-progress	623	488	412
Finished goods	2,347	2,129	2,211
Inventory basis adjustment	21	29	22

Total inventories	3,131	2,781	2,754

13	Other assets

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Non-current
Prepaid expenses	26	24	25
Research and development credit	18	2	15
Other	9	9	11

Total non-current other assets	53	35	51

Current
Recoverable VAT	196	204	134
Prepaid expenses	252	208	165
Research and development credit	60	63	86
Other	17	18	20

Total current other assets	525	493	405

14	Taxation

Recognised in the income statement

Income tax for the three month periods ending 30 June 2022 and 30 June 2021 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

Despite a loss in the three month period ending 30 June 2022, a tax charge of £113 million was incurred as a result of inability to recognise UK deferred tax assets arising in the period due to the group’s current UK loss profile and non-recognition of UK deferred tax assets relating to pension and hedging movements in other reserves, £14 million of which arises in consequence of the recently announced increase in future UK corporation tax rate to 25% from 1 April 2023 (currently 19%).

Notes (forming part of the condensed consolidated interim financial statements)

15	Capital expenditure

Capital expenditure on property, plant and equipment in the three month period to 30 June 2022 was £198 million (three month period to 30 June 2021: £114 million) and on intangible assets (excluding research and development expenditure credits) was £102 million (three month period to 30 June 2021: £167 million). There were no material disposals or changes in the use of assets.

16	Other financial liabilities

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Current
Lease obligations	62	62	64
Interest accrued	104	95	80
Derivative financial instruments	659	445	185
Liability for vehicles sold under a repurchase arrangement	265	267	388
Other	13	1	—

Total current other financial liabilities	1,103	870	717

Non-current
Lease obligations	604	508	530
Derivative financial instruments	694	338	147
Other	27	25	1

Total non-current other financial liabilities	1,325	871	678

17	Provisions

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Current
Product warranty	606	604	642
Legal and product liability	302	252	282
Provision for residual risk	12	12	23
Provision for environmental liability	4	3	4
Other employee benefits obligations	—	—	2
Restructuring	40	118	265

Total current provisions	964	989	1,218

Non-current
Product warranty	1,007	1,026	1,029
Legal and product liability	45	40	80
Provision for residual risk	17	19	38
Provision for environmental liability	27	23	23
Other employee benefits obligations	4	4	5

Total non-current provisions	1,100	1,112	1,175

Notes (forming part of the condensed consolidated interim financial statements)

17	Provisions (continued)

£ millions	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2022	1,630	292	31	26	4	118	2,101
Provisions made during the period	185	104	1	5	1	7	303
Provisions used during the period	(180)	(85)	—	—	(1)	(80)	(346)
Unused amounts reversed in the period	(30)	—	(4)	—	—	(5)	(39)
Impact of unwind of discounting	8	—	—	—	—	—	8
Foreign currency translation	—	36	1	—	—	—	37

Balance at 30 June 2022	1,613	347	29	31	4	40	2,064

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent in the stipulated policy period dependent on the market in which the vehicle purchase occurred. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, retailer terminations, employment cases, personal injury claims and compliance with emission regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees and other amounts payable to employees.

Restructuring provision

The restructuring provision includes amounts for third party obligations arising from Group restructuring programmes. This includes amounts payable to employees following the announcement of the Group’s Reimagine strategy in the year ended 31 March 2021 as well as other Group restructuring programmes. Amounts are also included in relation to legal and constructive obligations made to third parties in connection with cancellations under the group’s Reimagine strategy.

The estimated liability for restructuring activities is recognised when the group has reason to believe there is a legal or constructive obligation arising from restructuring actions taken. The amount provided at the reporting date is calculated based on currently available facts and certain estimates for third party obligations. These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists.

The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties.

Notes (forming part of the condensed consolidated interim financial statements)

18	Other liabilities

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Current
Liabilities for advances received	170	122	113
Ongoing service obligations	297	286	310
VAT	82	95	3
Other taxes payable	129	161	111
Other	13	10	13

Total current other liabilities	691	674	550

Non-current
Ongoing service obligations	388	395	439
Other	9	9	10

Total non-current other liabilities	397	404	449

19	Interest bearing loans and borrowings

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Short-term borrowings
Bank loans	615	599	584
Current portion of long-term EURO MTF listed debt	811	779	399
Current portion of long-term loans	413	401	195

Short-term borrowings	1,839	1,779	1,178

Long-term borrowings
EURO MTF listed debt	4,108	3,953	3,931
Bank loans	1,249	1,260	1,003
Other unsecured	35	35	34

Long-term borrowings	5,392	5,248	4,968

Lease obligations	666	570	594

Total debt	7,897	7,597	6,740

Undrawn facilities

As at 30 June 2022, the Group has a fully undrawn revolving credit facility of £nil (31 March 2022: £2,015 million, 30 June 2021: £1,935 million). The £1.5 billion forward start revolving facility maturing in March 2024 became effective on 04 July 2022 and is undrawn. This facility replaces the £2.015 billion revolving credit facility which was cancelled ahead of its scheduled maturity on 28 July 2022.

The Group’s fleet buyback facility matured in December 2021 and had £43 million undrawn as at 30 June 2021.

Notes (forming part of the condensed consolidated interim financial statements)

20	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2022.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 June 2022		31 March 2022		30 June 2021
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	3,411	3,411	4,223	4,223	3,040	3,040
Short-term deposits and other investments	280	280	175	175	680	680
Trade receivables	836	836	722	722	606	606
Other non-current investments	32	32	30	30	24	24
Other financial assets - current	358	358	394	394	512	512
Other financial assets - non-current	229	229	185	185	278	278

Total financial assets	5,146	5,146	5,729	5,729	5,140	5,140

Accounts payable	5,291	5,291	5,144	5,144	4,814	4,814
Short-term borrowings	1,839	1,818	1,779	1,778	1,178	1,188
Long-term borrowings	5,392	4,822	5,248	5,216	4,968	5,220
Other financial liabilities - current	1,103	1,103	870	870	717	717
Other financial liabilities - non-current	1,325	1,252	871	901	678	759

Total financial liabilities	14,950	14,286	13,912	13,909	12,355	12,698

21	Reserves

The movement in reserves is as follows:

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2022	(333)	(454)	19	3,603	2,835
Loss for the period	—	—	—	(482)	(482)
Remeasurement of defined benefit obligation	—	—	—	379	379
Loss on effective cash flow hedges	—	(713)	(14)	—	(727)
Income tax related to items recognised in other comprehensive income	—	171	4	(95)	80
Cash flow hedges reclassified to profit and loss	—	80	(4)	—	76
Income tax related to items reclassified to profit or loss	—	(15)	1	—	(14)
Amounts removed from hedge reserve and recognised in inventory	—	32	3	—	35
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(7)	—	—	(7)
Currency translation differences	18	—	—	—	18

Balance at 30 June 2022	(315)	(906)	9	3,405	2,193

Notes (forming part of the condensed consolidated interim financial statements)

21	Reserves (continued)

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2021	(357)	136	1	3,806	3,586
Loss for the period	—	—	—	(284)	(284)
Remeasurement of defined benefit obligation		—	—	(71)	(71)
Loss on effective cash flow hedges	—	(37)	(2)	—	(39)
Income tax related to items recognised in other comprehensive income	—	—	—	102	102
Cash flow hedges reclassified to profit and loss	—	(18)	(2)	—	(20)
Income tax related to items reclassified to profit or loss	—	3	—	—	3
Amounts removed from hedge reserve and recognised in inventory	—	24	3	—	27
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(4)	(1)	—	(5)
Currency translation differences	8	—	—	—	8

Balance at 30 June 2021	(349)	104	(1)	3,553	3,307

22	Dividends

During the three-month periods ended 30 June 2022 and 30 June 2021, no ordinary share dividends were proposed or paid.

23	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operates defined benefit pension schemes.

	Three months ended
£ millions	30 June 2022	30 June 2021
Change in present value of defined benefit obligation
Defined benefit obligation at beginning of period	7,522	8,432
Current service cost	25	33
Past service credit	(155)	—
Interest expense	50	44
Actuarial (gains)/losses arising from:
Changes in demographic assumptions	—	26
Changes in financial assumptions	(1,537)	337
Experience adjustments	105	—
Member contributions	—	1
Benefits paid	(130)	(113)

Defined benefit obligation at end of period	5,880	8,760

Change in fair value of scheme assets
Fair value of schemes’ assets at beginning of period	7,931	8,046
Interest income	54	43
Remeasurement (loss)/gain on the return of plan assets, excluding amounts included in interest income	(1,053)	292
Administrative expenses	(7)	(1)
Employer contributions	46	47
Member contributions	—	1
Benefits paid	(130)	(113)

Fair value of schemes’ assets at end of period	6,841	8,315

Notes (forming part of the condensed consolidated interim financial statements)

23	Employee benefits (continued)

The principal assumptions used in accounting for the pension schemes are set out below:

Three months ended	30 June 2022	30 June 2021
Discount rate	3.9%	1.9%
Expected rate of increase in benefit revaluation of covered employees	2.0%	2.1%
RPI inflation rate	3.0%	3.0%
CPI inflation rate	2.5%	2.3%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Present value of defined benefit obligations	(5,880)	(7,522)	(8,760)
Fair value of schemes’ assets	6,841	7,931	8,315

Net Asset	961	409	(445)

Non-current assets	987	434	—
Non-current liabilities	(26)	(25)	(445)

For the valuations at 30 June 2022 and at 31 March 2022 the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 103 per cent to 118 per cent have been used for female members. For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members. For the Jaguar Executive Pension Plan, an average scaling factor of 93 per cent to 97 per cent has been used for male members and a scaling factor of 91 per cent to 96 per cent has been used for female members. At each date there is an allowance for future improvements in line with the CMI (2021) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

For the valuations at 30 June 2021, the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan. For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent were used for male members and 104 per cent to 118 per cent for female members. For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent were used for male members and 100 per cent to 116 per cent for female members. For the Jaguar Executive Pension Plan, scaling factors of 93 per cent to 97 per cent were used for male members and 91 per cent to 96 per cent for female members. There was an allowance for future improvements in line with the CMI (2020) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

Notes (forming part of the condensed consolidated interim financial statements)

24	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Litigation and product related matters	24	25	24
Other taxes and duties	75	75	58
Commitments:
- Plant and equipment	709	735	874
- Intangible assets	17	15	22
- Other	532	470	329
Pledged as collateral/security against the borrowings and commitments:
- Inventory	—	—	88
- Trade receivables	—	—	24
- Other financial assets	14	13	25

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Taiwan, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future and considers such events on a case-by-case basis as the relevant facts and circumstances materialise, provided it can reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities which mainly relate to tax audits and tax litigation claims.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature and the acquisition of intangible assets. Commitments and contingencies also includes other contingent liabilities, the timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Notes (forming part of the condensed consolidated interim financial statements)

24	Commitments and contingencies (continued)

Joint venture

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 30 June 2022. The outstanding commitment of CNY 1,525 million translates to £188 million at the June 2022 exchange rate.

At 30 June 2021, the outstanding commitment was CNY 1,525 million (£171 million at the 30 June 2021 exchange rate).

The Group’s share of capital commitments of its joint venture at 30 June 2022 is £16 million (31 March 2022: £16 million, 30 June 2021: £19 million) and contingent liabilities of its joint venture at 30 June 2022 is £nil (31 March 2022: £nil, 30 June 2021: £nil).

25	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 June 2022	31 March 2022	30 June 2021
Short-term debt	1,901	1,841	1,242
Long-term debt	5,996	5,756	5,498

Total debt*	7,897	7,597	6,740

Equity attributable to shareholders	3,861	4,503	4,975

Total capital	11,758	12,100	11,715

*	Total debt includes lease obligations of £666 million (31 March 2022: £570 million, 30 June 2021: £594 million).

Notes (forming part of the condensed consolidated interim financial statements)

26	Notes to the consolidated cash flow statement

Reconciliation of loss for the period to cash used in operations

	Three months ended
£ millions	30 June 2022	30 June 2021
Cash flows from operating activities
Loss for the period	(482)	(286)
Adjustments for:
Depreciation and amortisation	477	485
Write-down of intangible assets	—	7
Loss on disposal of assets	2	—
Income tax expense	113	176
Finance expense (net)	114	80
Finance income	(7)	(2)
Foreign exchange on debt, derivatives and balance sheet revaluation*	114	1
Foreign exchange gain on other restricted deposits	—	(1)
Unrealised loss/(gain) on commodities	109	(14)
Share of (profit)/loss of equity accounted investments	(2)	10
Fair value gain on equity investments	(2)	(1)
Exceptional items	(155)	—
Other non-cash adjustments	1	3

Cash flows from operating activities before changes in assets and liabilities	282	458

Trade and other assets*	(520)	274
Other financial assets	(14)	(18)
Inventories	(358)	273
Accounts payable, other liabilities and retirement benefit obligations*	330	(1,484)
Other financial liabilities	44	(7)
Provisions	(98)	40

Cash used in operations	(334)	(464)

*

FY22 comparatives have been represented to align with the FY23 presentation changes to combine foreign exchange on debt, derivatives and balance sheet revaluation into a single line; and to group certain working capital movements. This has not resulted in any change to reported ‘cash flows from operating activities before changes in assets and liabilities’ or ‘cash used in operations”.

Notes (forming part of the condensed consolidated interim financial statements)

26	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

£ millions	Borrowings	Lease obligations	Interest accrued	Total
Balance at 1 April 2021	6,178	519	84	6,781
Cash flows
Proceeds from issue of financing	607	—	—	607
Repayment of financing	(654)	(18)	—	(672)
Interest paid	—	(11)	(76)	(87)
Non-cash movements
Issue of new leases	—	91	—	91
Interest accrued	—	11	71	82
Foreign exchange	12	2	1	15
Fee amortisation	2	—	—	2
Fair value adjustment on loans	1	—	—	1

Balance at 30 June 2021	6,146	594	80	6,820

Balance at 1 April 2022	7,027	570	95	7,692
Cash flows
Proceeds from issue of financing	594	—	—	594
Repayment of financing	(656)	(18)	—	(674)
Interest paid	—	(12)	(87)	(99)
Non-cash movements
Issue of new leases	—	104	—	104
Interest accrued	—	12	90	102
Foreign exchange	286	11	6	303
Lease terminations	—	(1)	—	(1)
Fee amortisation	3	—	—	3
Fair value adjustment on loans	(23)	—	—	(23)

Balance at 30 June 2022	7,231	666	104	8,001

Notes (forming part of the condensed consolidated interim financial statements)

27	Related party transactions

Tata Sons Private Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors

Limited. The Group’s related parties therefore include Tata Sons Private Limited, subsidiaries and joint ventures of Tata Sons Private Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures, and IT and consultancy services received from subsidiaries of Tata Sons Private Limited.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following tables summarise related party transactions and balances not eliminated in the consolidated condensed interim financial statements. The amounts outstanding are unsecured and will be settled in cash.

Three months ended 30 June 2022 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	73	—	1	8
Purchase of goods	21	—	—	22
Services received	—	—	44	20
Services rendered	6	—	—	—
Trade and other receivables	39	—	—	22
Accounts payable	8	—	16	27

Three months ended 30 June 2021 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	63	—	2	8
Purchase of goods	—	—	5	16
Services received	—	—	32	19
Services rendered	7	—	—	—
Trade and other receivables	44	—	—	22
Accounts payable	—	—	16	34

Compensation of key management personnel

	Three months ended
£ millions	30 June 2022	30 June 2021
Key management personnel remuneration	3	7